March 4, 2026

Brian Bair
Chief Executive Officer
Offerpad Solutions Inc.
433 S. Farmer Avenue, Suite 500
Tempe, Arizona 85281

       Re: Offerpad Solutions Inc.
           Registration Statement on Form S-3
           Filed February 25, 2026
           File No. 333-293709
Dear Brian Bair:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Drew Capurro, Esq.